
Morgan

The Morgan Crucible Company plc

21st February 2005

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
3 850872
ncrucible.com




05006029

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Registered Office as above
Registered in England No 286773

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Joint Venture
Released	07:00 15-Feb-05
Number	6010I

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:6010I
Morgan Crucible Co PLC
15 February 2005

15 February 2005

The Morgan Crucible Company plc ("Morgan") enters into new Joint Venture agreement in China

Morgan's Thermal Ceramics division ("Thermal") has reached an agreement to enter into a Joint Venture in China with Hubei Kailong Chemical Group Co. Ltd by acquiring a 70% stake in Hubei Kailong's ceramic fibre business. The consideration is a total of RMB 30.4 million (US$3.7m), to be satisfied by RMB 25.4m (US$3.1m) of cash and the remainder being the licensing of know-how and technology. The Joint Venture will trade under the name Morgan Kailong (Jingmen) Thermal Ceramics Co. Ltd. ("Kailong"). The transaction remains subject to the completion of local approvals.

Kailong produces high temperature insulation fibres and ancillary products, and is based in Jingmen City, Hubei province, close to the 3 Gorges Dam.

Thermal will be adding their world-class technology and know-how to the existing Hubei Kailong Ceramic Fibre business. The Joint Venture will enable Thermal to increase its presence in China and substantially increase its production in low-cost areas.

This is the second Chinese Joint Venture that Morgan has announced in the last twelve months. Morgan's Magnetics division reached an agreement in August 2004 to establish a Chinese Joint Venture that will trade under the name SANVAC. SANVAC will produce sintered Rare Earth permanent magnets, which are used in applications in electric motors, generators and consumer products.

Warren Knowlton, Chief Executive Officer, commented, "These two Joint Ventures strongly support our target of increasing our presence in China. The strategic alliances with well-respected Chinese partners mean that we are well placed to align our superior technology with their knowledge of local production"

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Charlotte Hepburne-Scott / Robin Walker 020 7251 3801

Notes to editors:

The Morgan Crucible Company plc

Morgan is a listed company on the London Stock Exchange and is part of the FTSE250 index.

It is one of the world's leading specialist materials engineering companies, producing solutions in carbon, ceramic and magnetic materials. For more information, visit www.morgancrucible.com

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Board Appointments
Released	12:00 18-Feb-05
Number	7759I

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

RNS Number:7759I
Morgan Crucible Co PLC
18 February 2005

18th February 2005

Board Appointments

The Morgan Crucible Company plc is pleased to announce the appointment of Mr Simon Heale (51) as a Non-Executive Director of the Company with immediate effect. Mr Heale is Chief Executive of the London Metal Exchange and a Director of LCH. Clearnet Group. He qualified as an accountant in 1978 with Price Waterhouse and has had extensive experience in the Far-East having held senior positions with the Swire Group in Japan and Hong Kong and with Jardine Fleming in Hong Kong.

Mr Lars Kylberg, Chairman, commented "we are very fortunate to have someone of Simon Heale's experience join the Board particularly given our continuing expansion into the Far East".

Morgan Crucible has also announced the appointments of Dr. Hartmut Eisele (51) and Mr Mark Lejman (48) as Executive Directors with effect from 1st March 2005.

Dr. Eisele who has a PhD in physics joined Morgan in April 2003 and is the Chief Executive Officer of the Group's Magnetics Business. He has previously held senior positions with Alcatel.

Mr Mark Lejman has a BA Honours degree in Russian and Spanish and prior to joining Morgan in February 2004 held senior positions with Courtaulds plc and Acordis. Mr Lejman is the Chief Executive Officer of the Group's Carbon Business.

Commenting on these appointments, Warren Knowlton, Group Chief Executive said, "I am very pleased that given the new depth of senior management we now have a team within the Group which provides great potential for Morgan's future growth. I am confident that Hartmut and Mark will be excellent contributors to the Board"

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Charlotte Hepburne-Scott / Robin Walker 020 7251 3801

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